110-4020 Viking Way Richmond, BC V6V 2L4 CANADA	tel +1 604 821 2800 fax +1 604 821 2801 www.norsat.com

July 9, 2008

Mr. Jay Webb
Reviewing Accountant
US Securities and Exchange Commission
Mail Stop 6010,
Washington, D.C. 20549
U.S.A.

Dear Mr. Webb:

Subject: Norsat International, Inc.
 Form 20F for the Fiscal Year Ended December 31, 2007
 File No. 000-12600

We are writing in response to your review letter dated June 24, 2008.  Please find attached the following items:

1.)	An explanation to questions posed under (i) Revenue Recognition, page 50 on the Form 20-F filing for the fiscal year ended December 31, 2007 .

2.)
Draft amended CEO certifications that include the required language referring to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company.  ( Exhibit 32.1)

3.)
Draft amended CFO certifications that include the required language referring to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company.  ( Exhibit 32.2)

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Eugene Syho MBA, CMA
Chief Financial Officer
Norsat International, Inc.

110-4020 Viking Way Richmond, BC V6V 2L4 CANADA	tel +1 604 821 2800 fax +1 604 821 2801 www.norsat.com

1. We note the discussion on page 10 that some of your contracts include clauses which guarantee price protection.  Please explain for us the details of these price protection guarantees.  Please also tell us how pervasive they are in your customer contracts.  In this regard, please tell us how these price protection guarantees impact your revenue recognition.  We note your policy currently does not discuss how you account for price protection. Tell us how you determine that the sales price of a transaction is fixed and determinable under contracts with price protection.  Refer to SAB 104 or other applicable literature as appropriate in your response.

The company has guaranteed pricing on standard models (“price lists”) to some direct customers and its reseller network.  The prices are fixed by contract over a fixed period and subject to cancellation or change by providing notice. These price lists allow the company’s customers some certainty for budgeting or resale purposes. Approximately 25% of our sales result from these types of contracts. No compensation or fees are charged for these price guarantees.

The use of these price lists does not impact revenue recognition for the company. The company continues to require a formal purchase order be executed for each transaction with the relevant details such as price and delivery terms. The price listed on the purchase order will be based on the price list if it is for a standard product.  Alternatively the price on the purchase order will be based on a quote issued by the company.  The quote addresses custom changes or additional options requested by the customer.

Upon receipt of the purchase order with the pre-determined fixed price, the company will proceed with shipping the products.  Revenue recognition resulting from these transactions occurs at the agreed price upon shipment or delivery of the product based on the terms of the sales arrangement.

CERTIFICATION PURSUANT TO
SECTION 13(a) or 15(d) OF THE EXCHANGE ACT

I, Amiee Chan, certify that:

1. I have reviewed this annual report on Form 20-F Norsat International, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5. The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:	July 8, 2008	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

CERTIFICATION PURSUANT TO
SECTION 13(a) or 15(d) OF THE EXCHANGE ACT

I, Eugene Syho, certify that:

1. I have reviewed this annual report on Form 20-F Norsat International, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5. The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:	July 8, 2008	“Eugene Syho”
Eugene Syho
Chief Financial Officer

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